Exhibit 7

Statement of Ratio of Earning to Fixed Charges
	Year Ended December 31,
		(Dollars in thousands)

	2012		2011		2010	2009		2008
Consolidated income (loss) before income tax and non controling interest	(65,733)		(19,972)		1,958	(32,442)		61,026
Income (loss) from discontinued operations	-		-		(515)	(2,131)		(16,448)
Investment in affiliates	1,175		1,073		341	28		442
Interest expense continuing operations	33,576		33,103		24,585	23,222		24,393
Amortization of capitalized interest
Amortization of debt issue costs	2,217		2,323		1,340	1,026		735
Interest expense discontinued operations	-		-		5	10		212
Earnings	(28,765)		16,527		27,714	(10,287)		70,360

Interest expenses continuing operations	33,576		33,103		24,585	23,222		24,393
Interest expenses discontinued operations	-		-		5	10		212
Amortization of debt issue	2,217		2,323		1,340	1,026		735
Capitalized interest	-		-		1,010	2,354		3,230
Fixed charges	35,793		35,426		26,940	26,612		28,570
Ratio of earnings to fixed charges	-	(1)	-	(1)	1.0	-	(1)	2.5

Dollar amount of deciciency in earnings to fixed
charges	64,558	(1)	18,899	(1)		36,899	(1)

(1) In this fiscal year the earnings were inadequate to cover fixed charges.